Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

General

As of March 16, 2022, we are authorized to issue up to 225,000,000 shares of common stock, with a par value of $0.001 per share, and up to 50,000,000 shares of preferred stock, with a par value of $0.001 per share.

The following is a summary of the key terms and provisions of our common stock. You should refer to the applicable provisions of our Articles of Incorporation (as amended), bylaws (as amended) and the Nevada Revised Statutes for a complete statement of the terms and rights of our capital stock.

Common Stock

Voting. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote, except as matters that relate only to a series of our preferred stock. Holders of common stock do not have cumulative voting rights. In general, stockholder action (except for bylaw amendments, which require a majority of shares entitled to vote, and election of directors, which requires a plurality vote) is based on the affirmative vote of a majority of the votes cast. Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. A vote by the holders of a majority of our outstanding shares of common stock entitled to vote is required to effectuate an amendment to our bylaws. Our Board of Directors is elected annually at the meeting of our stockholders.  Each director holds office until the next annual meeting of our stockholders at which his or her term expires and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal.  Any action that the stockholders could take at a meeting may be taken without a meeting if one or more written consents, setting forth the action taken, shall be signed and dated, before or after such action, by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted. The consent shall be delivered to us for inclusion in the minutes or filing with the corporate records. We will give notice of any action so taken within ten (10) days of the date of such action to those stockholders entitled to vote thereon who did not give their written consent and to those stockholders not entitled to vote thereon.

Dividends. The Board of Directors may from time to time declare, and we may pay, dividends on our outstanding shares of common stock in the manner and upon the terms and conditions provided by the Nevada Revised Statutes. We have not declared or paid any cash dividends on our common stock during the last three years. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Liquidation. In the event of a liquidation, dissolution or winding up, each outstanding share of common stock entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for any class of stock, if any, having preference over the common stock.

Miscellaneous. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Transfer Agent. The transfer agent and registrar for our common stock is Standard Registrar and Transfer Company.

NYSE MKT. Our common stock is listed on the NYSE American under the symbol “REI”.